SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )

Malvern Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

561409103
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
MICHAEL NEIDELL, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,590
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 55,590
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,590
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.85%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,359
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 44,359
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,359
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.68%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,452
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 73,452
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.12%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,598
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,598
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,539
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 32,539
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.50%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,431
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 46,431
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,431
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.71%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Chewy Gooey Cookies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 17,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,535
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 17,535
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.27%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,782
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 55,782
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.85%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 561409103
1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 206,132
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 206,132
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,132
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.14%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,598
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,598
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 561409103

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 353,486
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 353,486
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 353,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.39%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 561409103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.                    Security and Issuer

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Malvern Bancorp, Inc., a Pennsylvania corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 42 East Lancaster Avenue, Paoli, PA  19301.

Item 2.	Identity and Background.

(a-c) This statement is being filed by Seidman and Associates, L.L.C. ("SAL"), a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Lawrence Seidman is the manager of SAL.

This statement is also being filed by Seidman Investment Partnership, L.P. ("SIP"), a New Jersey limited partnership, organized to invest in securities, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole general partner of SIP and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by Seidman Investment Partnership II, L.P. ("SIPII"), a New Jersey limited partnership, organized to invest in securities, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole general partner of SIPII and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by Seidman Investment Partnership III, L.P. ("SIPIII"), a Delaware limited partnership, organized to invest in securities, whose principal and executive offices are located at 100 Misty Lane, Parsippany, New Jersey 07054.  JBRC I, LLC is the co-general partner of SIPIII.  Lawrence Seidman is the managing member of JBRC I, LLC.

This statement is also being filed by LSBK06-08, L.L.C. ("LSBK"), a Florida limited liability company, organized to invest in securities, whose principal and executive offices are located at 215 Via Del Mar, Palm Beach, Florida  33480.  Veteri Place Corporation is the trading advisor of LSBK and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by Broad Park Investors, L.L.C. ("Broad Park"), a New Jersey limited liability company formed, in part, to invest in stocks of public companies, whose principal and executive offices are located at 80 Main Street, Suite 510, West Orange, New Jersey 07052.  Lawrence Seidman is the investment manager of Broad Park.

This statement is also being filed by Chewy Gooey Cookies, L.P. ("Chewy"), a Delaware limited partnership formed, in part, to invest in stocks of public companies, whose principal and executive offices are located at 80 Main Street, Suite 510, West Orange, New Jersey 07052.  Lawrence Seidman is the investment manager of Chewy.

This statement is also being filed by 2514 Multi-Strategy Fund, L.P. ("2514 MSF"), a Delaware limited partnership, organized to invest in securities, whose principal and executive offices are located at 100 S. Ashley Drive, Suite 2100, Tampa, Florida  33602.  Lawrence Seidman is the investment manager of 2514 MSF.

This statement is also being filed by CBPS, LLC ("CBPS"), a New York limited liability company, organized to invest in securities, whose principal and executive offices are located at The Clark Estates, One Rockefeller Plaza, New York, NY  10020.  Veteri Place Corporation is the trading advisor of CBPS and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

CUSIP No. 561409103

This statement is also being filed by Veteri Place Corporation ("Veteri"), a New Jersey corporation that serves as the general partner of each of SIP and SIPII and the trading advisor of each of LSBK and CBPS, whose principal offices are located at 100 Misty Lane, Parsippany, NJ  07054 and 19 Veteri Place, Wayne, NJ  07470.  Lawrence Seidman owns all the voting shares of Veteri and is the only officer and director of Veteri.

This statement is also being filed by JBRC I, LLC ("JBRC"), a New Jersey limited liability company that serves as the co-general partner of SIPIII, whose principal offices are located at 100 Misty Lane, Parsippany, NJ 07054.  Lawrence Seidman is the managing member of JBRC.

This statement is also being filed by Lawrence Seidman ("Seidman"), whose principal offices are located at 100 Misty Lane, Parsippany, NJ 07054 and 19 Veteri Place, Wayne, NJ 07470.  Seidman serves as the manager of SAL; the President of Veteri Place Corporation (of which he is the sole officer and director), the general partner of each of SIP and SIPII, and the trading advisor for each of LSBK and CBPS;  the managing member of JBRC I, LLC, the co-general partner of SIPIII; and investment manager of each of Broad Park, Chewy and 2514 MSF, and accordingly has sole and exclusive investment discretion and voting authority with respect to the Shares owned by each of SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, Chewy, 2514 MSF and CBPS.

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director, each general partner and each controlling person, if any, of SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, Chewy, 2514 MSF, CBPS, Veteri, JBRC and Seidman, is set forth in Schedule A hereto. SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, Chewy, 2514 MSF, CBPS, Veteri , JBRC and Seidman shall hereinafter be referred to as the "Reporting Persons". The Reporting Persons have formed a group with respect to the securities of the Issuer within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Seidman is a citizen of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 353,486 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $4,805,477, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP No. 561409103

Anthony C. Weagley, the President and Chief Executive Officer of the Issuer, was the President and Chief Executive Officer of Center Bancorp, Inc. (CNBC) prior to its merger with ConnectOne Bancorp, Inc. (CNOB) in July 2014. Seidman was a member of the board of directors of CNBC and he and certain of the other Reporting Persons owned 23.4% of CNBC’s outstanding shares. The Reporting Persons support the actions Mr. Weagley has taken since becoming the President and CEO of the Issuer on September 23, 2014. Based on Seidman’s communications with Mr. Weagley, it is the Reporting Persons’ opinion that Mr. Weagley is a highly competent banking executive who will continue to create value for the Issuer's shareholders. However, the Reporting Persons intend to withhold their support for Ralph K. Packard, F. Claire Hughes, Jr. and Robert C.F. Wilson, the three (3) director nominees proposed for election at the Issuer’s 2016 Annual Meeting.  The Reporting Persons also believe that the Board of Directors of the Issuer (the “Board”) should take all necessary action to eliminate the Issuer’s staggered Board, so that all of its directors are elected yearly commencing with the Issuer’s 2017 Annual Meeting.

None of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, the persons listed on Schedule A has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and results of operations, the Reporting Persons’ investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in further communications with management and the Board of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 6,558,473 Shares outstanding, which is the total number of Shares outstanding as of December 30, 2015, as reported in the Issuer's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 13, 2016.

A.	SAL

(a)	As of the close of business on January 15, 2016, SAL beneficially owned 55,590 Shares.

       Percentage: Approximately 0.85%.

(b)	1. Sole power to vote or direct the vote: 55,590

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 55,590

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by SAL during the past 60 days is set forth in Schedule B and is incorporated herein by reference.

CUSIP No. 561409103

B.	SIP

(a)	As of the close of business on January 15, 2016, SIP beneficially owned 44,359 Shares.

                               Percentage: Approximately 0.68%.

(b)	1. Sole power to vote or direct the vote: 44,359

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 44,359

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by SIP during the past 60 days is set forth in Schedule B and is incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on January 15, 2016, SIPII beneficially owned 73,452 Shares.

Percentage: Approximately 1.12%.

(b)	1. Sole power to vote or direct the vote: 73,452

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 73,452

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	SIPIII

(a)	As of the close of business on January 15, 2016, SIPIII beneficially owned 10,598 Shares.

Percentage: Approximately 0.16%.

(b)	1. Sole power to vote or direct the vote: 10,598

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 10,598

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPIII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 561409103

E.	LSBK

(a)	As of the close of business on January 15, 2016, LSBK beneficially owned 32,539 Shares.

Percentage: Approximately 0.50%.

(b)	1. Sole power to vote or direct the vote: 32,539

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 32,539

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

F.	Broad Park

(a)	As of the close of business on January 15, 2016, Broad Park beneficially owned 46,431 Shares.

Percentage: Approximately 0.71%.

(b)	1. Sole power to vote or direct the vote: 46,431

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 46,431

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.	Chewy

(a)	As of the close of business on January 15, 2016, Chewy beneficially owned 17,200 Shares.

Percentage: Approximately 0.26%.

(b)	1. Sole power to vote or direct the vote: 17,200

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 17,200

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Chewy during the past 60 days is set forth in Schedule B and is incorporated herein by reference.

CUSIP No. 561409103

H.	2514 MSF

(a)	As of the close of business on January 15, 2016, 2514 MSF beneficially owned 17,535 Shares.

Percentage: Approximately 0.27%.

(b)	1. Sole power to vote or direct the vote: 17,535

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 17,535

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by 2514 MSF during the past 60 days is set forth in Schedule B and is incorporated herein by reference.

I.	CBPS

(a)	As of the close of business on January 15, 2016, CBPS beneficially owned 55,782 Shares.

Percentage: Approximately 0.85%.

(b)	1. Sole power to vote or direct the vote: 55,782

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 55,782

4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by CBPS during the past 60 days is set forth in Schedule B and is incorporated herein by reference.

J.	Veteri

(a)
Veteri, (i) as the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 44,359 Shares owned by SIP and the 73,452 Shares owned by SIPII, and (ii) as the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 32,539 Shares owned by LSBK and the 55,782 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 206,132 Shares.

Percentage: Approximately 3.14%.

(b)	1. Sole power to vote or direct the vote: 206,132

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 206,132

4. Shared power to dispose or direct the disposition: 0

(c)
Veteri has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by SIP, SIPII,  LSBK, and CBPS are set forth on Schedule B and incorporated herein by reference.

CUSIP No. 561409103

K.	JBRC

(a)	JBRC, as the co-general partner of SIPIII, may be deemed the beneficial owner of the 10,598 Shares owned by SIPIII.

Percentage: Approximately 0.16%.

(b)	1. Sole power to vote or direct the vote: 10,598

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 10,598

4. Shared power to dispose or direct the disposition: 0

(c)	JBRC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by SIPIII are set forth on Schedule B and are incorporated herein by reference.

L.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 55,590 Shares owned by SAL, (ii) as the sole officer of Veteri, the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 44,359 Shares owned by SIP and the 73,452 Shares owned by SIPII, (iii) as the managing member of JBRC I, LLC, the co-general partner of SIPIII, may be deemed the beneficial owner of the 10,598 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 32,539 Shares owned by LSBK and the 55,782 Shares owned by CBPS, and (v) as the investment manager for each of Broad Park, Chewy and 2514 MSF, may be deemed the beneficial owner of the 46,431 Shares owned by Broad Park, the 17,200 Shares owned by Chewy and the 17,535 Shares owned by 2514 MSF.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 353,486 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 5.39%.

(b)	1. Sole power to vote or direct the vote: 353,486

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 353,486

4. Shared power to dispose or direct the disposition: 0

(c)
Seidman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, Chewy, 2514 MSF and CBPS are set forth on Schedule B and are incorporated herein by reference.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

CUSIP No. 561409103

To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 15, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated January 15, 2016, by and among SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, Chewy, 2514 MSF, CBPS, Veteri, JBRC and Seidman.

Signature Page to Malvern Bancorp, Inc. Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2016	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 561409103

SCHEDULE A

Name	Principal Business/Occupation	Principal Business Address	Citizenship
Michael Mandelbaum	Manager of Broad Park Investors, L.L.C.	80 Main Street, Suite 510, West Orange, New Jersey 07052	United States
Jonathan Mandelbaum	Manager of the Cavity, L.L.C., the General Partner of Chewy Gooey Cookies, L.P.	80 Main Street, Suite 510, West Orange, New Jersey 07052	United States
D. Scott Lutrell	Chief Investment Officer of LCM Group. LCM Group is an investment firm and the Corporate General Partner of 2514 Multi-Strategy Fund, L.P.	3899 Maple Ave, Suite 150, Dallas, Texas 75219	United States

CUSIP No. 561409103

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Date Purchased	Per Share*	Cost*	Shares
SAL	1/15/2016	16.5766	12,482.15	753

SIP	1/15/2016	16.5560	54,833.60	3,312

SIPII	11/25/2015	15.9550	63,820.00	4,000
SIPII	1/11/2016	17.0517	206,188.60	12,092
SIPII	1/15/2016	16.5602	32,524.20	1,964
Total			302,532.80	18,056

SIPIII	1/11/2016	17.0645	23,583.10	1,382
SIPIII	1/15/2016	16.7651	1,559.15	93
Total			25,142.25	1,475

LSBK	1/11/2016	17.0546	73,676.00	4,320
LSBK	1/15/2016	16.5727	14,617.10	882
Total			88,293.10	5,202

Broad Park	11/25/2015	15.9520	47,855.95	3,000
Broad Park	1/11/2016	17.0520	168,201.20	9,864
Total			216,057.15	12,864

Chewy	1/15/2016	16.5695	17,016.85	1,027

2514 MSF	1/15/2016	16.5597	34,261.95	2,069

CBPS	1/11/2016	17.0500	449,131.10	26,342

*Includes brokerage commission.

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, $0.01 par value, of Malvern Bancorp, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: January 15, 2016	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN